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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM CB

                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)                                   [ ]

Securities Act Rule 802 (Exchange Offer)                                    [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)                         [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)                       [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response)                       [ ]


                               DUPONT CANADA INC.
                            -------------------------
                            (Name of Subject Company)

                           PROVINCE OF ONTARIO, CANADA
        -----------------------------------------------------------------
        (Jurisdiction of Subject Company's Incorporation or Organization)

                      E. I. DU PONT DE NEMOURS AND COMPANY
                      ------------------------------------
                       (Name of Person(s) Furnishing Form)

               OPTIONS TO PURCHASE CLASS A COMMON SHARES, SERIES 1
               ---------------------------------------------------
                     (Title of Class of Subject Securities)

                                       N/A
              -----------------------------------------------------
              (CUSIP Number of Class of Securities (if applicable))

                               JOHN H. MCCLINTOCK
                               1007 MARKET STREET,
                              WILMINGTON, DE 19898
                                 (302) 773-6389
 ------------------------------------------------------------------------------
 (Name, Address (including zip code) and Telephone Number (including area code)
         of Person(s) Authorized to Receive Notices and Communications
                          on Behalf of Subject Company)

                                 APRIL 17, 2003
                  ---------------------------------------------
                  (Date Tender Offer/Rights Offering Commenced)

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                 PART I - INFORMATION SENT TO SECURITY HOLDERS

ITEM 1.  HOME JURISDICTION DOCUMENTS.

         (a) The following documents, which are attached hereto, are being distributed to the holders of stock options of DuPont Canada Inc.:

               Document
               Number               Description
               --------             -----------

                  1.       Option Exchange Letter

                  2. Information For Holders of Stock Options of DuPont Canada Inc.

                  3.       Election Form

                  4. Offer To Purchase For Cash All of The Class A Common Shares, Series 1 of DuPont Canada Inc.

                  5.       DuPont Canada Inc. Directors' Circular

                  6. Letter from E. I. du Pont de Nemours and Company's Chairman and Chief Executive Officer to Shareholders of DuPont Canada Inc.

                  7.       Letter of Transmittal

                  8.       Notice of Guaranteed Delivery

         (b)   Not applicable.

ITEM 2.  INFORMATION LEGENDS.

         A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Option Exchange Letter and the Offer To Purchase For Cash All of The Class A Common Shares, Series 1 of DuPont Canada Inc.

        PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

         (1)   Not Applicable.

         (2)   Not Applicable.

         (3)   Not Applicable.


                    PART III - CONSENT TO SERVICE OF PROCESS

               Not Applicable.
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                              PART IV - SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           E. I. DU PONT DE NEMOURS AND COMPANY



                                       By:    /s/ John P. Jessup
                                           -------------------------------------
                                           John P. Jessup
                                           Vice President and Treasurer

April 17, 2003